

March 31, 2021   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS PROVIDES DETAILS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND FILES FORM 40-F

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2020 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders

Wheaton is scheduled to hold its Annual and Special Meeting of Shareholders (the "Meeting") at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Friday, May 14, 2021, at 10:30 a.m. Pacific Time.

At this time, our governments and public health authorities continue to recommend that all Canadians do not congregate in large groups and that we continue to practice social distancing to assist with reducing the impact of COVID-19 on our communities. The board recognizes the importance of in-person engagement with its shareholders, while also being mindful of the health and safety of Wheaton's shareholders, employees and community in mind. As a result, for this year's Meeting, Wheaton has adopted an online virtual Meeting platform and we are strongly encouraging all of our shareholders to participate in the Meeting using this online platform.

All shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live, ask questions online, and for registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder), submit votes in real time.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

1. from their computer, by entering the following URL in their browser: https://web.lumiagm.com/152290879;

2. from their mobile device by either:

    i. entering the following URL in their browser: https://web.lumiagm.com/152290879; or

    ii. or by using the Lumi AGM app, which is available by downloading the app from the Apple App Store or Google Play Store.

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log in to into the Meeting by:

1. Entering the meeting ID for the Meeting, which is: **152290879**

2. Selecting "I am a shareholder/proxy"

3. Clicking "I have a control number" and entering your valid control number

4. Entering the password for the Meeting, which is: wheaton2021 (case sensitive)

Guests, including Beneficial Shareholders who have not duly appointed themselves as a proxyholder, can log in to into the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

Important technical reminders for joining the meeting and voting instructions will be made available on the Company's website at www.wheatonpm.com, in the 'investors' section under the 'annual general meeting' tab.

While Wheaton is encouraging our shareholders to participate in our online virtual meeting platform, anyone who nevertheless wishes to attend the Meeting in person must pre-register via email to WheatonAGM2021@wheatonpm.com by 10:30am May 12, 2021 (PST) so that appropriate measures can be put in place to facilitate physical distancing and other precautions to ensure the health and safety of all attendees.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com